SIMPSON THACHER & BARTLETT LLP
AMERICAN LAWYERS ICBC TOWER, 35th FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600 —————

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514 7665		E-MAIL ADDRESS jpark@stblaw.com

September 24, 2010

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Tel:        (202) 551-3264

Re:	Korea Electric Power Corporation
Annual Report on Form 20-F for Fiscal Year
Ended December 31, 2009
Filed June 29, 2010
File No. 000-13372

Dear Mr. Owings:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated September 15, 2010, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for fiscal year 2009 filed with the Commission on June 29, 2010.

As per our phone conversation with Yong Kim, Staff accountant, on September 16, 2010, we are grateful that the Staff has agreed to our request to respond to these comments by October 15, 2010. We very much appreciate the Staff’s understanding and patience in this regard.

Leiming Chen  Philip M.J. Culhane  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Youngjin Sohn  Kathryn King Sudol

Resident Partners

Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

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Securities and Exchange Commission	- 2 -	September 24,2010

SIMPSON THACHER & BARTLETT LLP

Please contact me at Simpson Thacher & Bartlett LLP (35th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park